

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL
RECEIVED
PROCESSING
JUL 3 1 2006
WASH. D.C.
213
SECTION



24 July 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per.

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

CUE AUDIO BROADCAST

Cue Energy wishes to inform the market of an audio broadcast with Mr Bob Coppin, CEO who will be discussing **"Upcoming Excellence in Upstream Energy".**

The presentation is available at www.boardroomradio.com from **2:30pm EST on Tuesday 25 July 2006.** Or at the following URL;

http://www.brr.com.au/event/CUE/412/12658/wmp/zd5n4hrzei

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

24 July 2006